FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of November, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             TDK Corporation
                                             (Registrant)

November 16, 2007
                                        BY:  /s/ Michinori Katayama
                                             Michinori Katayama
                                             Senior Vice President ,
                                             General Manager
                                             Corporate Communications Department
                                             Administration Group








Contacts:
Yoichi Osuga
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


TDK Announces Tender Offer for Shares of

              Magnecomp Precision Technology Public Company Limited


TOKYO JAPAN, November 16, 2007 ----- TDK Corporation today announced the purchase of 64.32% of the issued shares of Thailand-based Magnecomp Precision Technology Public Company Limited (MPT) on November 7, 2007. This purchase was based on a sale and purchase agreement concluded with Singapore company Magnecomp International Limited (MIL) to purchase its 74.32% shareholding in MPT, as previously announced on August 29, 2007. TDK holds an option to purchase at a later date the remaining 10% of MPT from MIL.

In addition to the foregoing, TDK is conducting a tender offer in Thailand for the last remaining 25.68% of MPT's issued shares held by other MPT shareholders, all in accordance with the laws of Thailand and the rules and regulations of the Securities and Exchange Commission of Thailand. As such, TDK intends to purchase all of the remaining issued shares of MPT which are offered for sale to TDK.

Refer to the following in detail:

Securities and Exchange Commission of Thailand

http://capital.sec.or.th/webapp/corp_fin2/cgi-bin/
resultTOb.php?language=E&buyer_id=000103


                                    #  #  #




                                  -TRANSLATION-

The English Translation of Tender Offer document has been prepared solely for the convenience of foreign shareholders of Magnecomp Precision Technology Public Company Limited and should not be relied upon as the definitive and official Tender Offer document of the Tender Offeror. The Thai language version of the Tender Offer document is the definitive and official document of the Tender Offeror and shall prevail in all aspects in the event of any inconsistency with this English Translation.



                     Tender Offer to Purchase Securities of
             Magnecomp Precision Technology Public Company Limited
 (The Offer and the Tender Offer Period stated herein are final and will not be amended)




Dear     Securities Holders :

We, TDK Corporation ("TDK" or the "Tender Offeror" or the "Offeror"), hereby offer to purchase the securities of Magnecomp Precision Technology Public Company Limited ("MPT" or the "Company" or the "Target") with details as follows :




                                     Part I
                    Significant Elements of the Tender Offer


1. Date of Submission of the Tender Offer

November 16, 2007

2. Name of the Offeror

TDK Corporation

3. Name of the Preparer of the Tender Offer

Trinity Advisory 2001 Company Limited ("Tender Offer Preparer")

4. Objectives of the Tender Offer

4.1 TDK Corporation believes that by acquiring Magnecomp Precision
Technology Public Company Limited ("MPT" or the "Company" or the
"Target"), making it a subsidiary, TDK will be able to strengthen and enhance the competitiveness of its hard disk drive ("HDD") magnetic heads manufacturing and merchandising business, one of the core segments of its recording device category. MPT has technological strengths and expertise in the design and manufacture of suspension assemblies, a key component of HDD magnetic heads.

4.2 On August 29, 2007, the Offeror entered into a Share Sale and
Purchase Agreement and a Put and Call Option Agreement with Magnecomp International Limited (Singapore) ("MIL" or "Seller") to purchase
1,341,064,623 shares or approximately 64.32% of the Company's total paid-up shares and 64.32% of the Company's total voting rights (each of the Company's ordinary shares has one voting right), and for an 18 month option to purchase an additional 208,486,179 shares or approximately 10.00% more of the Company's total paid-up shares. On November 7, 2007, the Offeror purchased such 64.32% of total paid-up shares, and settled payment and delivery of the shares. As a result, the Offeror is required to make a tender offer for all of the Company's remaining securities in accordance with the Notification of the Securities and Exchange Commission No. Kor.Jor. 53/2002 Re: Rules, Conditions and Procedures for the Acquisition of Securities for Business Takeovers dated November 18, 2002.

4.3 The Tender Offeror plans to delist the Target's securities from the Stock Exchange of Thailand ("SET") within the next 12 months. The Tender Offeror may submit the Tender Offer to Delist the Target's securities from the SET after the completion of this Tender Offer. There will be no secondary market for buying and selling of the company's securities, if the Target's securities are delisted from the SET.

5. Type, Class and Ratio of Securities to be Purchased

The Offeror makes the Tender Offer to purchase ordinary shares of 743,797,165, representing 35.68% of the paid-up ordinary shares of the Company, and representing 35.68% of the voting rights (with such shares including the 208,486,179 ordinary shares already covered under the Put and Call Option Agreement described above) and additional shares which shall be issued if the ESOP warrants are all fully exercised prior to the end of the tender offer period of not more than 111,077,499 shares.

Under the Put and Call Option Agreement with MIL, the Offeror was granted the option to purchase additional 208,486,179 ordinary shares of the Target or approximately 10.00% of the paid-up ordinary shares (as described in detail in Part 2, section 4.1) However, the Offeror will not exercise the call option and purchase such amount of ordinary shares in this tender offer.

6. Offering Price

The offering price for the ordinary share is THB 2.70 per share (the "Offer Price" or the "Offering Price"). Each Offeree is subject to the Tender Offer Agent fee of 0.25% (One-Quarter of One Percent) of the Offer Price and the Value Added Tax ("VAT") of 7% (Seven Percent) of the Tender Offer Agent fee. Therefore, the net price to be received by the Offeree will be THB 2.6927775 for each ordinary share. Such Offer Price is :

( X ) the final offer which may not be changed unless falling within the conditions stated in Clause 8

(   )  not the final offer and the Offeror may change the Offer Price

Under the Thai Revenue Code, a selling Offeree that is a foreign juristic person who is not residing or has business operations in the Kingdom of Thailand ("Thailand") and is not a residence or incorporated in a country that has entered into double taxation treaty with Thailand relating to the waiver of withholding of income tax on capital gains, will be subject to a 15% (fifteen percent) withholding tax. Such withholding tax is calculated on the capital gains from the sale of shares (the difference between the tender offer price and the amount the Offeree originally paid for the tendered shares). Such Offeree must declare the amount originally paid for the tendered shares to the Tender Offer Agent per the form attached in Appendix A3 or Appendix B3 for NVDRs. If the Offeree fails to declare the cost basis and submit proper evidence of the cost basis, the Tender Offer Agent must determine the withholding tax based on the entire proceeds of the sale of shares and deduct the withholding tax accordingly.

7. Tender Offer Period

The Tender Offer Period will be a total of 25 business days from November 19, 2007 to December 25, 2007 during the business hours of 9:00am to 4:00pm. Such tender offer period is

( X ) the final period which may not be extended unless falling within the conditions stated in Clause 8.

(    )  not the final period and may be extended by the Offeror.


8. Conditions for change in the Tender Offer

(   )  None

( X )  Conditions for change in the Tender Offer are as follows

    ( X ) The Offeror may reduce the offer price or extend the tender offer period if any event or action having materially adverse effect on the Company's status or assets occurs during the tender offer period.

    ( X ) The Offeror may change the offer or extend the tender offer period to compete with another person if that person has submitted a tender offer for securities of the Company during the tender offer period.

9. Conditions for Cancellation of the Tender Offer

The Offeror may cancel the Tender Offer upon the occurrence of one or more of the following events :

9.1. Any event and/or action occurring after the acceptance of the Tender Offer by the Securities & Exchange Commission 0f Thailand ("SEC") but before the end of the tender offer period, which has or may have a material adverse effect in the Target's status or assets, and where such event or action is not the result of the Offeror's actions or actions under the responsibility of the Offeror.

9.2. Any action performed by the Company after the acceptance of the tender offer application by the SEC but before the end of the tender offer period, which has caused a material decrease in the value of the Company's shares.

10. Period that Securities Holders Can Revoke Their Tendered Shares

The Offerees may revoke their tendered shares during the hours of 9:00am to 4:
00pm on business days during the period of November 19, 2007 to December 18, 2007, for a total of 20 business days from the beginning of the Tender Offer Period. The Offerees may notify the revocation at the office of the Tender Offer Agent.

11. Allocation of Shares in Case Tendered Amount is Greater or
Smaller than Offered Amount (Applicable only to the Case of Partial Tender Offer in accordance with Chapter 5 of the Notification of the SEC No. Kor.Jor. 53/
2002)

- Not Applicable -

12. Source of Funds to Finance the Tender Offer

If all shareholders accept the Tender Offer at the Offer Price of THB 2.70 per share, the Offeror will require a total amount of THB 2,008,252,345.50 for the Company's remaining 743,797,165 ordinary shares and additional THB 299,909,247.30 for 111,077,049 ordinary shares if all ESOP warrants are exercised, for a total of THB 2,308,161,592.80. The Offeror's source of fund for the Tender Offer comes from liquid financial instruments and internal cash, including working capital.

Trinity Advisory 2001 Company Limited, as the Tender Offer Preparer, has considered the financial status of the Offeror and cross-checked with the audited 2007 financial statements for the year ended March 31, 2007, and related documents such as certified cash balance by a depository bank (Appendix E and Appendix D), and deemed that the Offeror has sufficient funds to make and complete of this Tender Offer.


13. Name of Tender Offer Agent

Name             :   Trinity Securities Company Limited

Address          :   25th Floor, Bangkok City Tower
                     179/109-110 South Sathon Road
                     Sathon, Bangkok 10120

Telephone        :   (02) 343-9500 ext 603

Fax              :   (02) 286-6333

Payment Date     :   December 28, 2007


                                     Part 2
                        Information on the Tender Offeror


1.  Details of the Tender Offeror

1.1.General Information

Name                   :     TDK Corporation
Head Office            :     1-13-1 Nihonbashi, Chuo-ku
                             Tokyo 103-8272 Japan
Telephone              :     +81-3-5201-7102
Web site               :     www.tdk.co.jp
Registration Number    :     0199-01-034849
                             As registered in the Commercial Register
                             (shogyo tokibo) maintained by the Tokyo
                             Legal Affairs Bureau

1.2. Business Information and Other Details

1.2.1. Nature of Business

TDK Corporation, a Tokyo-based company formed under the Company Law of Japan (formerly the Commercial Code of Japan), was established in 1935 to commercialize "ferrite," a key material in electronics and magnetic. It is a multinational manufacturer of recording media, ferrite products and recording device products, and a major producer of inductors, ceramic capacitors, magnets, HDD heads and other components. The majority of products manufactured by TDK are used as components in various electronic devices such as mobile phones, flat-screen televisions, power supply transformers, sensors, etc. TDK's current businesses are classified into two segments :

1.Electronic Materials and Components : comprised of four product sectors

a.Electronic Materials : Main products in this category are multiplayer ceramic chip capacitors, ferrite cores for coils and transformers, ferrite and rare-earth magnets. These products are components in mobile phones, flat-screen televisions, power supply transformers, etc.

b.Electronic Devices : Main products in this category are inductive devices, high-frequency components, and power switching components. These products are components in mobile phones, HDDs, power supplies, sensors, actuators, etc.

c.Recording Devices : This category has two products : HDD heads and other heads, semiconductors, and other products.

d.Other Electronic Components : This category includes all other products of the electronic materials and components segments, excluding those in the other categories as aforementioned. Products in this category include organic electroluminescence displays, anechoic chambers and mechatronics (production equipment).

2. Recording media : consists of audiotapes, videotapes, optical media, tape-based data storage media for computers, and other products.

As of September 30, 2007, TDK's manufacturing operations are conducted primarily at 35 plants in Japan and 25 plants overseas; and operations via 63 overseas subsidiaries and 18 Japanese subsidiaries.


1.2.2. Paid-Up Capital

The Offeror's Articles of Incorporation provides that the total number of shares authorized to be issued is 480,000,000 shares. As of March 31, 2007, the Company's paid-up capital as of March 31, 2007 was JPY32,641,976,312 comprised of 133,189,659 issued shares, including 755,454 shares that are held by the Company as treasury stock (There is no concept of "par value" of shares of capital stock under the Company Law of Japan).

1.2.3. List of the Tender Offeror's Major Shareholders as of March 31,2007

Name of Shareholder                        Number of     % of      % of
                                           Shares Held   Shares    Voting
                                           (thousands of Held(1)   Rights(2)
                                           shares)
The Master Trust Bank of Japan Ltd. (Trust 14,313        10.81     10.81
Account)
Japan Trustee Services Bank Ltd. (Trust    11,459         8.65      8.66
Account)
Matsushita Electric Industrial Co., Ltd.    6,249         4.72      4.72
The Chase Manhattan Bank, NA London         4,497         3.40      3.40
Calyon DMA OTC                              2,589         1.96      1.96
The Sansiao Trading Company Ltd.            2,587         1.95      1.96
Japan Trustee Services Bank Ltd. (Trust     2,570         1.94      1.94
Account 4)
Deutsche Securities Inc.                    2,393         1.81      1.81
BNP Paribas Securities (Japan) Ltd.         2,377         1.80      1.80
Nippon Life Insurance Company               2,139         1.61      1.61
Total                                      51,178        38.64     38.66

Note : 1.  The percentage of shares held is calculated deducting 755,454 shares of treasury stock
       2. Voting rights is under the "Unit" share system where 100 shares of TDK constitute one unit. Shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

1.2.4. List of Tender Offeror's Board of Directors as of June 28, 2007

Name                          Position
Hajime Sawabe                 Chairman and CEO
Takehiro Kamigama             President and COO
Jiro Iwasaki                  Director
Shinji Yoko                   Director
Yasuhiro Hagihara             Director
Seiji Enami                   Director
Minoru Takahashi              Director



1.2.5.Summary of Financial Position and Performance of the Tender Offeror

(Japanese Yen Millions,        Year Ended March 31          6 Month
 Except per share items)                                      Ended
                                                           Sept. 30,
                                  2005      2006      2007  2007(4)
Total Assets                   808,001   923,503   989,304  987,700
Total Liabilities              168,934   221,084   226,592  229,814
Paid-Up Capital                 32,641    32,641    32,641   32,641
Total Equity                   644,229   716,393   776,915  757,886
- Minority Interest              5,162    13,974    14,203   13,968
- Shareholders'  Equity        639,067   702,419   762,712  743,918
Total Revenues(1)              661,310   801,195   871,512  452,754
Total Expenses(2)              600,582   735,092   782,847  404,392
Net Income                      33,300    44,101    70,125   34,626
Net Income per Share3 (JPY/     251.71    333.50    529.88   266.16
Share)
Dividend per Share (JPY/Share)      70        90       110       60
Book Value per Share (JPY/       4,841     5,321     5,778    5,769
Share)
# of Shares Outstanding (' 000 132,245   132,267   132,434  128,954
shares)
Note:
1. Total Revenue includes Net Sales, Interest and Dividend Income, Foreign Exchange Gain, Gain on business transfer to Imation Corp. and Other income.
2. Total Expenses incorporates Cost of Goods Sold, Selling, General, and Administrative Expenses Interest Expense, Foreign Exchange Loss, Restructuring Costs and other expenses.
3. Net Income per Share is based on Basic Net Income Per Share for each period ending.
4. The 6M for Fiscal Year 2008 financial statements has not been audited but has been reviewed by the auditor. (http://www.tdk.co.jp)
5.  The latest audited financial statements are attached in Appendix E.

1.2.6.Significant encumbrances as per the notes to financial statements audited by the auditor

According to TDK's notes to audited financial statement as of March 31, 2007, TDK has committed to purchase property, plant and equipment amounting to approximately JPY 18,882 million (approximately 1.9% of its total assets) or about THB 5,592 million. In addition, TDK has entered into several purchase agreements with certain suppliers whereby TDK committed to purchase a minimum amount of raw materials to be used in its products. Future minimum purchases remaining under the agreements approximately JPY 6,196 million (approximately 0.6% of its total assets) or about THB 1,835 million.

As of March 31, 2007, TDK and some of its subsidiaries provide guarantees to third parties on bank loans of its employees. The maximum amount of which TDK would have to make in the event of default is JPY 5,286 million (0.5% of its total assets) or about THB 1,566 million.

On March 15, 2007, TDK reached an agreement with Alps Electric Co., Ltd. ("Alps") that TDK will acquire Alps the equipment and intellectual property rights. On September 26, 2007, TDK has concluded on the assets to be purchased as well as the purchase price. The transfer of assets is planned to be complete by the end of February 2008. If the transaction under this contract cannot be completed, TDK is obliged to pay JPY 6.0 billion (approximately 0.6% of its total assets) or about THB 1,777 million to Alps as a breakup fee.

Note : Amounts reflecting in Thai Baht in Part 2 Clause 1.2.6 are approximated from the average currency exchange rate of THB 29.618 per JPY 100 as reported by the Bank of Thailand on March 30, 2007.


1.2.7.Criminal records over the preceding five years of the Offeror and/or of a person authorized to bind the Offeror

- None -

1.2.8. Pending litigation of the Offeror and/or their executives

- None -

2. Information on the Tender Offer Preparer

Name               :    Trinity Advisory 2001 Company Limited

Status             :    Financial Advisor to the Tender
Offeror

Address            :    26th Floor, Bangkok City Tower
                        179/108 South Sathon Road
                        Sathon, Bangkok 10120

Telephone          :    (02) 670-9100

Fax                :    (02) 286-7222

3.Information on Other Advisor

Name               :    Deacons (Price Sanond Prabhas &
Wynne)

Status             :    Legal Advisor to the Tender Offeror

Address            :    Q House Sathorn, 16th Floor
                        11 South Sathon Road
                        Sathon, Bangkok 10120

Telephone          :    (02) 679-1844

Fax                :    (02) 679-1864

4. Relationship Between the Tender Offeror and the Company,
Major Shareholders or Directors of the Company

4.1.Summary of Contracts/ Agreements/Memorandum of Understanding Made by the Tender Offeror Prior to the Submission on the Tender Offer for the Purpose of Buying and Selling the Company's Securities, Irrespective of Whether such Contracts/Agreements/Memorandum of Understanding were Entered into for the Purpose of Buying and Selling the Securities Under the Tender Offer

On August 29, 2007, the Offeror signed a Share Sale and Purchase Agreement and a Put and Call Option Agreement with MIL to purchase 1,341,064,623 shares or approximately 64.32% of the Company's total paid-up shares in exchange for consideration of USD106.5 million, or about USD0.07941 per share. Under the Share Sale and Purchase Agreement, there are a number of conditional precedents, the major conditions of which are described below:

1)MIL obtaining approval of its shareholders for the sale of the shares in the Company and for the sale of the option shares under the Put and Call Option Agreement;
2)MIL obtaining approval of its shareholders to change the name of the Seller to a name other than "Magnecomp", "Optimal", "Acrathon", "Indest" or "MPT".
3)MIL obtaining approval of the Singaporean authorities for issuance of a circular to MIL's shareholders relating to the sale of the shares and the option shares in the Company;
4)written confirmation from MIL that no member of the Company group owes
MIL or any affiliates of MIL any money or outstanding liabilities or obligations; and
5)no material adverse change (as defined in the agreements) of any member of the Company group shall have occurred prior to closing of the purchase of the shares.

These conditions precedent have been fulfilled and the Offeror has acquired from MIL a total of 1,341,064,623 shares (or approximately 64.32%) of the Company.

In addition, under the Put and Call Option Agreement, the Offeror has acquired from MIL an option to purchase an additional 208,486,179 shares (or approximately 10.00%) of the Company (the "Option Shares"). Such option to purchase is exercisable for the price of USD16.5 million (the "Purchase
Price"), or about USD0.07914 per share, within the eighteen (18) month period starting from completion of the purchase of the 64.32% of the shares of the Company under the terms of the Share Sale and Purchase Agreement described above
(the "Call Option Period").   Such option to purchase is not subject to
conditions precedent. The Offeror and MIL agreed to enter into the Put and Call Option Agreement to maintain MIL's involvement and continued cooperation and assistance during the period of acquisition and ownership transition of the Company. In addition to the Offeror's option to purchase the Option Shares as described above, in case the Offeror has not already purchased the Option Shares during the Call Option Period, MIL has the option to sell the Option Shares to the Offeror for the Purchase Price during the 10 business day period after the end of the Call Option Period. Such option to sell is not subject to conditions precedent.

In addition to the foregoing, the Offeror has on August 29, 2007, entered into an Undertaking Agreement with MIL whereunder, in consideration of USD5 million, MIL shall, among other things, (1) change the corporate names, MIL (and its remaining subsidiaries) not to include the Company's (and Company subsidiaries') names, (2) secure MIL's shareholders approval for the contemplated acquisition of the Company and (3) take other actions necessary for a smooth transition of the Company ownership In addition, under such Undertaking Agreement, in consideration of securing agreement of another shareholder (Concorde PAPE II Limited) of Company to sell its 9.47% holding in the Company, for MIL to agree to vote for delisting of the Company and for other assistance from MIL in the acquisition, Offeror agreed to pay MIL USD3 million if Offeror acquires not less than 90% of Company and a further USD200,000 for every additional 1% of Company above 90%. The said consideration is for services rendered by MIL under the Undertaking Agreement and is separate from the purchase price under the Share Sale and Purchase Agreement.

Lastly, Concorde (PAPE II) Limited, another shareholder of the Company, agreed in the Letter of Undertaking dated August 29, 2007 addressed to Offeror to accept the tender offer of Offeror to sell its 197,509,212 shares in the Company (approximately 9.47% of the Company's total paid-up shares).

4.2.Shareholding, Either Direct or Indirect, by the Tender Offeror or
Its Authorized Persons in the Company or the Company's Major Shareholders

As of November 7, 2007, the Offeror holds 1,341,064,623 shares representing 64.32% of the Company's total paid-up shares.

4.3.Shareholding, Either Direct or Indirect, by the Company or Its
Major Shareholders in the Tender Offeror Prior to the Acquisition of the Company's Shares

-None-

4.4. Other Relationships (in cases where the Tender Offeror has other relationships with the Company, Major Shareholders or the Directors of the Company)

4.4.1 Summary of Patent License Agreement between TDK Corporation and Magnecomp International Limited

On January 1, 2005, TDK Corporation (the "Offeror") signed a Patent License Agreement with Magnecomp International Limited (Singapore) ("MIL") to :
1.grant to MIL and Optimal Technology Limited ("Optimal") a non-exclusive license (without MIL's or Optimal's right to sublicense, transfer or assign such license) to manufacture, have manufactured, use, sell, lease, import and offer to sell products under certain Fujitsu Patents until the last expiry date of said Fujitsu Patents; and

2.grant to MIL and its subsidiaries (including Optimal) a non-exclusive license (without MIL's or its subsidiaries' right to sublicense, transfer or assign such license) to manufacture, have manufactured, use, sell, lease, import and offer to sell and otherwise transfer, create and develop products under certain TDK Patents and certain TDK Patents Applications until the last expiry date of said TDK Patents and TDK Patents Applications.

The patents described above are indicated in the table below

    Country   Application No.  Patent No. Title

1.  Japan     H9-132466         3340352    Equipment and Method for
                                           Manufacturing Suspension
                                           Element for Magnetic Head
2.  Japan     2001-314738       pending    Method for Manufacturing
                                           Suspension Element for Magnetic
                                           Head
3.  Japan     2001-385114       pending    Method for Manufacturing
                                           Suspension Element for Magnetic
                                           Head
4.  Japan     2002-188127       pending    Equipment for manufacturing
                                           Suspension Element for Magnetic
                                           Head
5.  US        08/961594         6106688    Method for Manufacturing
                                           Suspension Element for Magnetic
                                           Head
6.  US        10/880519         pending    Method for Manufacturing
                                           Suspension Element for Magnetic
                                           Head

4.4.2 Summary of Loan Agreement between TDK Corporation and Magnecomp Precision Technology PCL.

On November 7, 2007, TDK Corporation, as lender (the "Lender") signed a Loan Agreement with Magnecomp Precision Technology Pcl. ("MPT") to lend MPT USD80 million for a loan term maturing on November 16, 2007. The interest rate for the loan is three-month LIBOR plus 1/16th percent per annum which rate is determined two business days prior to drawdown. Accrued interest is payable on the maturity date. There are no collaterals securing the loan nor covenants in respect of the loan. The purpose of the loan is a bridging arrangement to enable MPT to pay all outstanding bank loans and to arrange alternative bank financing of debt.

4.4.3 Summary of Loan Agreement between TDK Hong Kong Co., Ltd. and Acrathon Precision Technologies (Hong Kong) Ltd. ("Acrathon")

On November 7, 2007, TDK Hong Kong Co., Ltd., as lender (the "Lender") signed a Loan Agreement with Acrathon to lend Acrathon USD22 million for a loan term maturing three calendar months from drawdown. The interest rate for the loan is three-month LIBOR plus 1/32 percent per annum which rate is determined on the drawdown date. Accrued interest is payable on the maturity date. There are no collaterals securing the loan nor covenants in respect of the loan. The purpose of the loan is a bridging arrangement to enable Acrathon to pay all outstanding bank loans and to arrange alternative bank financing of debt.

4.4.4 Summary of Non-Disclosure Agreements between SAE Magnetics Limited (Hong Kong) ("SAE") and Optimal Technology Limited (Hong Kong) ("Optimal")

1.On November 6, 2002 and April 7, 2003, SAE and Optimal entered into a general non-disclosure agreement with respect to normal business activities between the companies. In respect of same, the parties agreed to keep all private disclosed information (unless already in the public domain) confidential. This agreement continues until terminated by mutual agreement.

2.February 5, 2007 and February 9, 2007 SAE and the Company entered into a general non-disclosure agreements with respect to normal business activities between the companies. In respect of same, the parties agreed to keep all private disclosed information (unless already in the public domain) confidential. This agreement continues until terminated by mutual agreement.

4.4.5  Summary of Supplemental Agreement for Consigned Materials and JIT
Hub between SAE Magnetics Limited (Hong Kong) ("SAE") and Optimal Technology Limited (Hong Kong) ("Optimal")

On June 24, 2004, SAE and Optimal entered into an agreement whereunder Optimal, as a supplier of consigned materials to SAE, may store certain goods in the JIT Hub of SAE and whereunder the terms and conditions of the JIT Hub arrangements are agreed. Under the terms and condition, title to the consigned materials are transferred to SAE only after the materials are extracted by SAE from the JIT Hub. This agreement continues until terminated by mutual agreement.

4.4.6 Summary of Hong Kong-China Direct Car Service Agreement between SAE Magnetics Limited (Hong Kong) ("SAE") and Optimal Technology Limited (Hong
Kong) ("Optimal")

On November 10, 2003, SAE and Optimal entered into an agreement whereunder Optimal granted to SAE licenses to use the Hong Kong-China Direct Car Service under Optimal's name. SAE agrees to be responsible for all the expenses in relation to the use of the Direct Car Service under the name of Optimal, including any registration and license fees of the car and insurance. This agreement continues until terminated by mutual agreement.

5. Other Relevant Information to Support the Securities
Holders' Decision Making

5.1.            Securities Held by the Tender Offeror Before Making the Tender
Offer

5.1.1.      Ordinary Shares (As of November 7, 2007)
Name                     Types of   Number of     % of        % of Voting
                         Shares     Shares        Paid-up     Rights
                                                  Shares
I. The Offeror           Ordinary   1,341,064,623 64.32       64.32
II. Persons in the Same  -          -             -           -
Group as the Offeror
III. Persons under       -          -             -           -
Section 258 of the
persons specified in I
and II
IV. Other agreements for
acquisition of
additional securities of
persons in I to III
a. Shares per Put and    Ordinary   208,486,179   10.00       10.00
Call Option Agreement(1)
b. Shares per Letter of  Ordinary   197,509,212   9.47        9.47
Undertaking with
Concorde (PAPE II)
Limited(2)
                         Total      1,747,060,014 83.79       83.79
Note:
1. The Offeror has a call option to purchase such Company's shares held by Magnecomp International Limited (Singapore) within 18 months after the completion of the purchase of the first 64.32% under the Put and Call Option Agreement.
2. Concorde (PAPE II) Limited, another major shareholder in the Company, provided the Offeror with the Letter of Undertaking, which Concorde (PAPE II) Limited is obliged to accept the Tender Offer and agreed to sell its holding of 197,509,212 shares, or approximately 9.47% to the Offeror.

5.1.2. Other Convertible Securities

-None-


5.1.3. Others

-None-

5.2.  Source of Funds for Purchase of Securities by the Tender Offeror

If all shareholders accept the Tender Offer at the Offer Price of THB2.70 per share, the Offeror will require a total amount of THB2,008,252,345.50 for the Company's remaining 743,797,165 ordinary shares and additional THB299,909,247.30 for not more than 111,077,049 ordinary shares if all ESOP warrant are exercised, for a total of THB2,308,161,592.80. The Offeror's source of fund for the Tender Offer comes from liquid financial instruments and internal cash, including working capital.

Trinity Advisory 2001 Company Limited, as the Tender Offer Preparer, has considered the financial status of the Offeror and cross-checked with the audited 2007 financial statements for the year ending March 31, 2007 and related documents such as certified cash balance by a depository bank (Appendix E and Appendix D), and deemed that the Offeror has sufficient funds to make and complete this Tender Offer.

5.3.  Share Sale Plan

The Tender Offeror has no intention to sell or transfer any significant amount of the Company's shares within the 12 month period from the end of the Tender Offer Period, except if the Tender Offeror is obliged to comply with any legal and/or regulatory requirements then in force from governmental or regulatory authorities who has jurisdiction over the operations of the Tender Offeror.

5.4. Other Essential Information

The Tender Offeror plans to delist the Company's securities from the Stock Exchange of Thailand ("SET") within the next 12 months from the end of the Tender Offer Period. The Tender Offeror may submit the Tender Offer to delist the Company's securities from the SET after the completion of this Tender Offer After the delisting is completed, there will be no secondary market for the trading of the Company's securities.



                                     Part 3
                             Details of the Company


1.  Company Profile
1.1.Nature of Business

Magnecomp Precision Technology Public Company Limited ("MPT" or the
"Company" or the "Target") was created in 2005 through a merger between Data Storage Division of MILand KR Precision Public Company Limited ("KRP"). The Target is principally engages in the designing and manufacturing of precision suspension assemblies and suspension related components for use in HDDs for the data storage and electronics industries. Its parent company is Magnecomp International Limited (Singapore) ("MIL"), a company incorporated in Singapore and listed on the main board of the Singapore Exchange Limited ("SGX").

On February 1, 2005, KRP and MIL completed the merger transaction with issuance of 1,418,451,600 new ordinary shares of the Target at par value of THB10 each in consideration for the injection of MIL Data Storage Division with net asset value of THB2,100 million. On February 4, 2005, the Target registered with the Ministry of Commerce to change its name from K.R. Precision Technology Public Company Limited to Magnecomp Precision Technology Public Company Limited.
Later, on February 28, 2005 the Target issued 130,926,788 shares to MIL for an additional 49% stake in Optimal Technology Limited ("Optimal"), a company incorporated in Hong Kong.

The Target has manufacturing facilities in Thailand and China. It also has a design center located in California (United States of America). Products manufactured by the Target include :

1. Suspension Assemblies : Trace Suspension Assemblies (TSAs), Flex on Suspension Assemblies (FSAs) and additive circuit products such as Additive Circuit Gimbals (ACGs) and Circuit Integrated Suspensions (CISs).

2. Attachment Products : Swage plates for conventional attachment via a swaging operation to the head stack, or a unamount arm, which eliminates the requirement for a separate actuator arm.

3. Etched Components : Chemically etched metal components for suspension products, such as flexures and load beams, and for non-suspension related products (via a subsidiary).

The Company's Corporate Structure

The Target has a set of subsidiary companies specializing in precision stamping, chemical etchings and additive circuits supporting its core business. Its group structure as of June 30, 2007 can be summarized as follows :


MPT  - Acrathon Precision Technology Ltd.
       100%
     - Magnecomp Labuan Inc.- Indest Coporation  - Magnecomp Corporation
       100%                   100%                 100%
                            - Magnecomp Technology Limited
                              100%
                            - Acrathon Precision Technologies(HK) Ltd.
                              100%
                            - Optical Technologies(HK) Ltd.
                              100%

Remark : * Represents the manufacturing base of the Company and its subsidiaries

Summary of the Target's Subsidiaries are as follows :

Business    Company               Country of    Principal       Registered
                                  Incorporation Activities      / Paid-up
                                                                Capital
                                                                (As of December
                                                                31, 2006)
Suspension  Magnecomp Precision   Thailand      Manufacturing   THB
Assemblies  Technology Public                   and sale of     6,596,289,096/
            Company Limited (MPT)               suspension      THB6,254,585,364
                                                assemblies

            Magnecomp (Thailand)  Thailand      Manufacturing   THB 56,250,000
            Limited (MCTL)2                     and sale of     /THB 56,250,000
                                                suspension
                                                assemblies

            Magnecomp Technology  Hong Kong     Manufacturing   HK$ 350,000,000
            Limited (MCHK) 3                    and sale of     /HK$ 270,315,000
                                                suspension
                                                assemblies
            Acrathon Precision    Hong Kong     Manufacturing   HK$ 500,000 /
            Technologies (HK)                   and sale of     HK$ 500,000
            Limited (APT) 1                     suspension
                                                components, and
                                                encoder

            Optimal Technology    Hong Kong     Manufacturing   HK$ 100,000,000
            Limited (OPT) 1                     and sale of     /HK$ 100,000,000
                                                Flex Suspension
                                                Assemblies
                                                (FSA)

Research    Magnecomp Corporation USA           Research,       USD 1,000,000 /
and         (MCTM)                              develop and     USD 431,157
Development                                     sell high
                                                precision
                                                prototype
                                                suspension
                                                assemblies
            (100% owned by Indest
            Corporation)
Holding     Magnecomp Labuan Inc. Malaysia      Holding company THB
Company                                         for investment  5,000,000,000 /
                                                                THB
                                                                3,122,318,748
            Indest Corporation1   USA           Holding company USD 1,000,000 /
                                                and property
                                                investments
                                                                USD 50,000
Others      Acrathon Precision    Thailand      Property        THB 20,000,000
            Technology Limited                  investment      /
                                                                THB 20,000,000
Notes:
1. Represents the companies that are held 100% by Magnecomp Labuan, Inc.
2. On December 26, 2006, Magnecomp (Thailand) Limited filed for liquidation with the Ministry of Commerce.
3. Ceased operation



1.2. Summary of Financial Position and Operational Performance

(THB        2004              2005                2006               9M 2007
Millions)   Company  Consol.  Company   Consol.   Company  Consol.   Company  Consol.
Total       1,441.64 4,390.97 7,017.19  9,259.50  7,879.41 8,770.82  7,268.33 7,418.87
Assets
Total       773.24   3,330.17 2,147.00  4,389.31  4,239.14 5,130.56  4,087.54 4,761.18
Liabilities
Registered  6,024.74 6,024.74 22,217.63 22,217.63 6,596.29 6,596.29  3,957.77 3,957.77
Capital
Paid-Up     3,546.13 3,546.13 20,841.88 20,841.88 6,254.59 6,254.59  3,752.75 3,752.75
Capital
Total       668.40   668.40   4,870.19  4,870.19  3,640.27 3,640.27  3,180.79 2,657.69
Equity
Total       910.96   5,469.23 2,481.12  9,484.35  4,105.17 9,784.65  6,320.15 7,097.57
Revenue1
Total       1,616.56 5,076.56 2,080.39  8,763.98  4,859.02 10,521.68 6,599.43 7,744.65
Expenses2
Net Income  (729.27) 259.25   352.27    553.76    (898.39) (898.39)  (450.88) (890.86)
Net Income  (2.06)   0.73     0.20      0.32      (0.43)   (0.43)    (0.22)   (0.43)
per Share3
Dividend    -        -        -         -         -        -         -        -
per Share
Book Value  1.88     1.88     2.34      2.34      1.75     1.75      1.53     1.27
per Share

Note :
1. Total Revenue includes Net Sales, Dividend Income, Gain from Foreign Exchange, and Other Income.
2. Total Expenses incorporates Cost of Goods Sold, Selling, General, and Administrative Expenses, Investment Impairment, Goodwill Amortization, Loss on Foreign Exchange and Restructuring and Severance Charges.
3. Net Income per Share is based on Basic Net Income Per Share for each period ending.
4. The shareholders are able to review the Company's financial statements from the SEC's website at www.sec.or.th or the SET's website at www.set.or.th.

1.3. Shareholding Structure

1.3.1 List of Major Shareholders as of August 28, 2007

Name of Shareholder                                Shareholding Structure Before
                                                           Tender Offer
                                                  Number of % Shares  % Voting
                                                Shares Held     Held    Rights
1. Magnecomp International Ltd. (Singapore)   1,549,550,802    74.32     74.32
2. Somers (U.K.) Ltd.1                          257,509,212    12.35     12.35
3. Thai NVDR Ltd.                                81,958,670     3.93      3.93
4. Mr. Veeraphan Theepsuwan                      22,628,600     1.08      1.08
5. Gerlach & Co. Dimensional Emerging Markets    15,950,000     0.76      0.76
Value Fund, Inc.
6. Clearstream Nominees Ltd.                      7,734,430     0.37      0.37
7. DBS Vickers Securities (Singapore) PTE         6,741,649     0.32      0.32
Ltd.
8. TSD for Depositors                             4,950,432     0.24      0.24
9.  Mr. Suchai Ngarmvongnij                       4,850,000     0.23      0.23
10. Mr. Nopanund Boonphirak                       4,500,000     0.21      0.21
Total                                         1,956,373,795    93.81     93.81
Source : The Company
Note :
1. Concorde (PAPE II) Limited currently holds 197,509,212 shares in the Company and the shares are kept by HSBC under the identity of Somers (U.K.) Limited.
The remaining 60,000,000 shares registered in the name of Somers (U.K.) Limited belong to other minority shareholders.

1.3.2 List of Shareholders After the Tender Offer

In the event that all tendered ordinary shares are offered for sale by the Offerees, the shareholding structure of the Company will be as follows :

Name of Shareholder                     Shareholding Structure After Tender
                                                        Offer
                                            Number of   % of Shares % of Voting
                                          Shares Held     Held        Rights
TDK Corporation                         1,876,375,609     90.0%       90.0%
Magnecomp International Limited           208,486,179     10.0%       10.0%
(Singapore)
Total                                   2,084,861,788   100.00      100.00

1.4.  The Company's Board of Directors According to the most recent
Director Register and the Expected List of Directors of the Company after the Tender Offer

1.4.1 Board of Directors Before the Tender Offer (as of November 8, 2007)

Name                        Title
Mr. Chakchai Panichapat     Chairman of the Board of Directors / Member of the
                            Audit Committee / Independent Director
Mr. Teppei Watanabe1        Director
Mr. Yong Kok Hoon           Director
Mr. Albert Ong Kim Guan     Director / President
Mr. Prakit Pradipasen       Chairman of the Audit Committee / Independent
                            Director
Asso. Prof. Dr. Kulpatra    Member of the Audit Committee / Independent
Sirodom                     Director
Note : 1. Director representing TDK

1.4.2  Board of Directors After the Tender Offer

Name                        Title
Mr. Chakchai Panichapat     Chairman of the Board of Directors / Member of the
                            Audit Committee / Independent Director
Mr. Teppei Watanabe1        Director
Mr. Yong Kok Hoon           Director
Mr. Albert Ong Kim Guan     Director / President
Mr. Prakit Pradipasen       Chairman of the Audit Committee / Independent
                            Director
Asso. Prof. Dr. Kulpatra    Member of the Audit Committee / Independent
Sirodom                     Director
Note : 1. Director representing TDK

The Board of Directors of the Company is expected to remain unchanged until the Company has delisted its securities from the SET.

1.5. The Highest and Lowest Price of the Company's Share in Each
Quarter During the Past Three Years

Year       Quarter           Highest & lowest price (THB per share)

                             Lowest price      Highest price
2004       Oct. Dec.         2.00              3.10
2005       Jan. Mar.         2.52              4.76
           Apr. Jun.         3.08              5.80
           Jul. Sep.         3.94              5.20
           Oct Dec.          4.16              4.92
2006       Jan. Mar.         4.38              5.20
           Apr. Jun.         2.02              5.50
           Jul Sep.          1.86              2.66
           Oct Dec.          1.60              2.46
2007       Jan. Mar.         1.81              2.24
           Apr. Jun.         1.63              2.86
           Jul Sep.          2.06              2.86
Source: The Stock Exchange of Thailand

2.   Business Plan After the Business Takeover
2.1. Business Status

The Tender Offeror plans to delist the Target's securities from the SET within the next 12 months. The Tender Offeror may submit its intention to Tender Offer to Delist the Target's securities from the SET after the completion of this Tender Offer.

2.2. Business Operation Policies and Plans

Over the 12 month period following the completion of the Tender Offer, the Offeror does not intend to materially or significantly change the business objectives, the core business, policies, business organization, organizational structure, personnel, acquisition of core assets, expansion of production capacity, or dividend payment policy of the Target. The Offeror may adjust the organizational structure of the Target by disposing inactive subsidiaries of the Target to achieve rationalization of the Target's business prospects.

Nonetheless, if there are circumstances that significantly affect the Target's business operation or the Offeror is required to comply with applicable rules and regulations, the Offeror may change the Target's business plans or policies as deemed appropriate.

Over the long term, after the acquisition and the Target becoming another subsidiary of TDK, TDK may adjust the Target's strategies to enhance the synergies of the transactions for companies within the corporate group.

2.3. Connected Transactions

1.3.1 Before the Tender Offer

1) Transactions between the Offeror and the Offeror's subsidiary and the Target and the Target's subsidiary, Optimal Technology Limited (Hong Kong) ("Optimal") are in the form of the purchase of goods and maintenance cost sharing. The transactions can be summarized as follows :

Transaction                                         Amount in (HKD'000)
                                               Year Ending     Year Ending
                                            March 31, 2007  March 31, 2006
TDK or TDK's subsidiary purchase from MPT            8,727          85,338
TDK or TDK's subsidiary purchase from                3,919          23,285
Optimal
Optimal's lease payment to TDK or TDK's                419             419
subsidiary
Optimal's maintenance service payment to               686             543
TDK or TDK's subsidiary
Source : TDK Corporation

All connected party transactions will be carried out in accordance with the related party transaction policies of TDK and its subsidiaries and MPT and its subsidiaries y, such that said transactions are in accordance with the legal and statutory requirements of the applicable countries of operations.

2) Transactions between Magnecomp International Limited ("MIL") and the Target and the Target's subsidiaries are in the form of management fee and financial support charges. The transactions can be summarized as follows:

Transaction  Amount in (THB' 000)                     Pricing Policy
             For the thirty  Year Ending  Year Ending
             nine-week       December 31, December 31,
             periods ended   2006         2005
             September 30,
             2007
Management   13,500          18,000       87,439       At cost or a total
fee paid to                                            value of
MIL                                                    approximately THB
                                                       18 million for the
                                                       year (2005: Cost
                                                       plus 5% and totally
                                                       THB 87 million for
                                                       the year
Financial    42,523          47,759       -            1% of total
support                                                outstanding
charge paid                                            balances of all
to MIL                                                 forms of corporate
                                                       guarantees and
                                                       securities given by
                                                       MIL net off with
                                                       the guarantees
                                                       provided to MIL by
                                                       MPT and MPT's
                                                       subsidiaries.
Interest     -               -            21,700       Interest rate of 3
expenses                                               month's LIBOR plus
paid to MIL                                            2.5% per annum

   Source : MPT's audited financial statements


2.3.2  After the Tender Offer

1) The Offeror will maintain the policy of continuing the related party transactions with MPT and/or its subsidiaries in the future, with the amount of transactions depending on the demands received from customers of the Offeror and /or its subsidiaries.

2) The Offeror plans to remove all management service arrangements and Company's loan guarantees from MIL and refinance all of the Company's existing loans partly by the Offeror's direct lending and new loan(s) from financial institution(s).

                                     Part 4
                     Additional Details of the Tender Offer


1.  Offer Acceptance Procedure

An Offeree who intends to either offer all or a portion of his/her/its ordinary shares in MPT must comply with the following procedures :

1.1.Complete and clearly sign both sections of the "Tender Offer
Acceptance Form" as set forth in Appendix A2 for ordinary shares or B2 for NVDR

1.2. Enclose the following supporting documents

1.2.1 If shares are held in the form of share certificates, all share certificates must be endorsed with the signature of the Offeree in the column labeled "Signature of the Transferor" on the back of each share certificate. The endorsed share certificates must be submitted along with two copies of the duly signed supporting documents mentioned in Clause 1.2.3 below.

The Offeree must submit the said endorsed share certificates and documents to the Tender Offer Agent at its office during the business days and times as specified in Clause 1.3.1 below. If the share certificates are lost or missing, the Offeree must contact the Thailand Security Depository Co., Ltd. ("TSD") for reissuance of the share certificates. Because the reissuance process by TSD may take up to approximately two weeks, the Offeree should allow sufficient time to contact the TSD in advance of the end of the tender offer period.

1.2.2 If shares are held in the form of scripless shares deposited with the TSD, the Offeree must contact the relevant securities broker and submit the support documents to transfer the tendered scripless shares into the following account of the Tender Offer Agent :

- For a Thai Shareholder
Account Name : Trinity Securities Company Limited for Tender Offer Account Number : 022-000000015-9

-For a Foreign Shareholder or NVDR Holder
Account Name : Trinity Securities Company Limited for Tender Offer Account Number : 022-000000015-9

1.2.3 Supporting documents required are as follows :

Individual
-Thai Individual : A certified copy of his/her Identification Card or
Civil Servant Identification Card or State Enterprise Employee Card (in the case of a Civil Servant Identification Card or a State Enterprise Employee Card, a certified copy of his / her house registration is also required).

- Foreign Individual : A certified copy of his / her Alien
Certification or passport.

Juristic Person
-Thai Juristic Person : A copy of company affidavit issued by the Ministry of Commerce, not more than 12 months prior to the last day of the Tender Offer period, certified by authorized signatory(ies) of the juristic person and affixed with the company seal (if applicable); and

A certified copy of the Identification Card or Civil Servant Identification Card or State Enterprise Employee Card of the authorized signatory(ies). In the case of the Civil Servant Identification Card or State Enterprise Employee Card is provided without the Identification Number, a certified copy of his/her house registration is also required. If the authorized signatory(ies) is a foreigner, a certified copy of his/her Alien Certification or passport is required.

-For a Foreign Juristic Person : A copy of the certificate of incorporation, memorandum of association, and the company affidavit (or equivalent corporate documents), issued by the authorized regulatory body of the country where the juristic person is established and issued not more than 12 months prior to the last day of the Tender Offer period (all of such corporate documents must be certified by the authorized signatory(ies) of the juristic person and a certified copy(ies) of passport(s) of the authorized signatory
(ies), including the specimen of the director(s)'s or authorized signatory(ies)'s signature(s) is required.

All of the above documents must be certified by a notary public or any other authorized agency in the country where the documents were prepared and then authenticated by an official of the Thai Embassy or the Thai Consulate in the country where the documents were prepared. The authentication must not be issued more than 12 months prior to the last day of the Tender Offer period.

1.2.4 Where the Offeree is a juristic person carrying on business outside
Thailand

In case the Offeree is not residing in a country which has a tax treaty with Thailand or the Offeree is residing in such a country but is not exempt from applicable withholding tax liability, such Offeree is required to declare the cost basis for the shares for withholding tax purposes, which amount to a 15% (Fifteen Percent) tax on the capital gain (the difference between the Offer Price and the cost basis), by completing and submitting a "Confirmation of Securities Cost Form," which is attached as Appendix A3 for ordinary shares and Appendix B3 for NVDRs, together with evidence demonstrating the cost basis. If the Offeree fails to declare the cost basis and submit proper evidence of the cost basis, the Tender Offer Agent will determine the amount of the withholding tax on the basis of the entire proceeds from the sale of the securitiesand deduct the tax accordingly.

1.2.5 Where the Offeree is represented by an authorized representative

Additional documents required are the power of attorney appointing the authorized representative, as stated in Appendix A4 for ordinary shares or Appendix B4 for NVDR, affixed with applicable stamp duty of THB30 and a certified copy of identification documents specified in Clause 1.2.3 as the case may be .

1.2.6 Other documents that the Tender Offer Agent may require

For inquiries regarding to the Tender Offer Acceptance Procedure, please contact the Office of the Tender Offer Agent at:

Ms. Kulnada Rujjanavate or Mr. Phitsanu Taengthong or Ms. Sunisa Rodlak Operation Department
Trinity Securities Company Limited
25th Floor, Bangkok City Tower
179/109-110 South Sathon Road
Sathon, Bangkok 10120
Telephone : +66-2-343-9500 ext. 603, ext. 605, or ext. 607
Fax : +66-2-286-6333


1.3   Submission of the Tender Offer Acceptance Form

1.3.1 Share Certificate

The Offeree shall submit the completed Tender Offer Acceptance Form together with the required documents during business days from November 19, 2007 to December 25, 2007 (both days inclusive) from 9:00am to 4:00pm at

Ms. Kulnada Rujjanavate or Mr. Phitsanu Taengthong or Ms. Sunisa Rodlak Operation Department
Trinity Securities Company Limited
25th Floor, Bangkok City Tower
179/109-110 South Sathon Road
Sathon, Bangkok 10120
Telephone : +66-2-343-9500 ext. 603, ext. 605, or ext. 607
Fax : +66-2-286-6333

The Tender Offer Agent will not acceptany documents that are submitted by mail in connection with the Tender Offer.

Note : For share certificates, Tender Offer Acceptance Forms are considered completed only after the TSD has inspected and approved the share certificates. If the share certificates have been rejected by the TSD, the Tender Offer Agent will notify the Offeree and return the share certificates to the Offeree.

1.3.2 Scripless Form (deposited with TSD)

The Offeree shall submit the Tender Offer Acceptance Form and all of the required documents to his/her securities brokerage company who will collect and submit the Tender Offer Acceptance Form and the required documents to the Tender Offer Agent. The forms must be received by the Tender Offer Agent during the Tender Offer Period of November 19, 2007 to December 25, 2007 (both days inclusive), during business days from 9:00am to 4:00pm.

1.3.3 NVDR

The Offeree shall comply with the procedures of Tender Offer acceptance for NVDR as per Appendix B1.

Note : All NVDR holders should submit the Tender Offer Acceptance Form and supporting documents at least two business days prior to the final day of the Tender Offer Period.

1.4 Encumbrances on the Tendered Shares

The Offeree must take all necessary actions to release pledges or any other encumbrances on the tendered shares before accepting this Tender Offer and comply with all requirements for submitting the Tender Offer Form.

2. Procedure for the Purchase of Securities

All tendered securities will be purchased, except in the case of Tender Offer Cancellation as specified in Clause 9 of Part 1 ("Conditions for Cancellation of the Tender Offer").

3. Settlement and Payment Procedure

Trinity Securities Company Limited, the Tender Offer Agent, will make payment to the Offeree on December 28, 2007, the third business day after the last date of the Tender Offer Period. The payment will be made after the Tender Offer Agent receives the Tender Offer Acceptance Form along with all of the required documents. The Offeree can choose the method of receiving payment as specified in the Tender Offer Acceptance Form as follows:

Note : In cases where the shares are in share certificate form, the Tender Offer Agent will make payment to the Offeree on the condition that the share certificates have been verified and accepted by the TSD. If the TSD rejects the share certificates, the Offeror or the Tender Offer Agent will not make or be obliged to make any payment to the Offeree. In cases where the TSD rejects the share certificates, the Offeree will be notified to collect the share certificates back from the Tender Offer Agent at the address stated above.

3.1 Cheque

beginning on December 28, 2007 (the third business day following the last date of the Tender Offer Period) from 9:00a.m. to 4:00 p.m. on business days only, the Offeree can collect a cheque from the Tender Offer Agent at

Ms. Kulnada Rujjanavate or Mr. Phitsanu Taengthong or Ms. Sunisa Rodlak Operation Department
Trinity Securities Company Limited
25th Floor, Bangkok City Tower
179/109-110 South Sathon Road
Sathon, Bangkok 10120
Telephone : +66-2-343-9500 ext. 603, ext. 605, or ext. 607
Fax : +66-2-286-6333

In the cases where the Offeree sends a representative to collect the cheque, the representative must present a Power of Attorney affixed with applicable THB30 stamp duty and accompanying documents as stated in Clause 1.2.3 of the Offeree and of the authorized representative.


If the Offeree fails to collect the cheque by January 21, 2008 (14 business days from the payment date), the Tender Offer Agent will send the cheque via registered mail on January 22, 2008 to the address indicated on the Tender Offer Acceptance Form

Note : For Offerees residing outside of Bangkok, the cheque clearing period may require additional time, depending on the process of each respective bank.

3.2  Automatic Transfer Through Bangkok Bank Plc. ("BBL"), Siam
Commercial Bank Plc. ("SCB"), Kasikorn Bank Plc. ("KBANK") and Krungthai Bank Plc. ("KTB") (collectively referred to as "Assigned Banks")

The account for transfer of payment of tendered shares must be a savings or current account opened with an Assigned Bank. The name of the account holder must be the same as that of the Offeree stated on the Tender Offer Acceptance Form. The amount will be available in the account on December 28, 2007 (the
third business day following the last date of the Tender Offer Period).   In
case the automatic transfer cannot be completed for any reasons, the Tender Offer Agent has the right to issue a cheque and notify the Offeree on how to receive the cheque.

If the Offeree chooses to receive payment for tendered shares by automatic transfer, the Offeree must provide either a certified copy of the first page of the savings deposit passbook, which shows the account name and account number or a certified copy of the current account statement, as applicable.


4. Rights of Securities Holders Who Have Accepted the Tender Offer

The Offeror, through the Tender Offer Agent, will make payments on December 28, 2007, the third business day after the last day of the Tender Offer Period, to the Offerees for all shares tendered. If an event as outlined in Clause 8, Part 1 ("Conditions for change in the Tender Offer") occurs, which results in a decrease of the Tender Offer Price, the Offeror will pay the decreased price to all Offerees who have confirmed their Tender Offer after the announcement of the decreased price. If the Tender Offer Price has increased, the Offeror will make payment for all shares at the increased price.

5.  Conditions for Withdrawal of the Intention to Sell

5.1. The Last Day for Cancellation of the Tender Offer Acceptance

The last day that the Offeree can cancel the acceptance of the Tender Offer is the 20th business day of the Tender Offer Period ("Cancellation Period"), which is December 18, 2007 during the hours of 9:00a.m. to 4:00 p.m.

5.2. Procedures for Withdrawal of the Intention to Sell

5.2.1.Complete and sign the "Tender Offer Cancellation Form" as enclosed in Appendix C2.

5.2.2.Enclose the following supporting documents

1.Evidence of the receipt of share certificates or receipt of transfer of scripless shares and the Tender Offer Acceptance Form

2.Where the Offeree is an Individual

-Thai Individual : A certified copy of the Identification Card or
Civil Servant Identification Card or State Enterprise Employee Card (in the case of a Civil Servant Identification Card or State Enterprise Employee Card, a certified copy of his/her house registration is also required).

-Foreign Individual : A certified copy of his/her Alien Certification or passport.

3.Where the Offeree is a Juristic Person

- For a Thai Juristic Person : A copy of company affidavit issued by the Ministry of Commerce, not more than 12 months prior to the last day of the Tender Offer period, certified by authorized signatory(ies) of the juristic person and affixed with the company seal (if applicable) and a certified copy of the supporting documents under Clause 5.2.2(2) of the authorized signatory.

-For a Foreign Juristic Person : A copy of the certificate of incorporation, memorandum of association, and the company affidavit (or equivalent corporate documents), issued by the authorized regulatory body of the country where the juristic person is established and issued not more than 12 months prior to the last day of the Tender Offer period; all of such documents must be certified by the authorized signatory(ies) of the juristic person; and a certified copy(ies) of supporting documents under Clause 5.2.2(s) of the authorized signatory.

All of the above documents must be certified by a notary public or any other authorized agency in the country where the documents were prepared and then authenticated by an official of the Thai Embassy or the Thai Consulate in the country where the documents were prepared. The authentication must not be issued more than 12 months prior to the last day of the Tender Offer period.

4. If the Offeree appoints a representative, additional documents required are the power of attorney appointing the authorized representative to conduct the transaction on behalf of the Offeree, as stated in Appendix C3, affixed with applicable stamp duty of THB30 and a certified copy of identification documents specified in Clause 5.2.2(2) or Clause 5.2.2(3) above of the authorized representative.

5.2.3. Submit the completed Tender Offer Cancellation Form together with the required supporting documents specified in Clause 5.2.2 above to the office of the Tender Offer Agent as mentioned in Clause 1.2.6.

5.2.4. After receiving and verifying the Tender Offer Cancellation Form and other required supporting documents specified in Clause 5.2.2 above (all of which are required to be submitted within the Cancellation Period), the Tender Offer Agent will proceed as follows :

-Share Certificates : The Offeree requesting the cancellation must complete, sign, and submit the Tender Offer Cancellation Form along with the required supporting documents specified in Clause 5.2.2 The Tender Offer Agent will then return the share certificates to the Offeree or its authorized representative on the business day following the submission date of the Tender Offer Cancellation Form. The Offeree can contact the Tender Offer Agent to obtain the returned share certificate at the address indicated in Clause 1.3.1.

-Scripless Shares : The Tender Offer Agent will transfer the shares on the next business day after the submission date. The shares transfer will be through the TSD to the Offeree's securities brokerage account as specified in the Tender Offer Cancellation Form.

Note : An Offeree making a cancellation shall receive shares on in the form in which such shares were tendered (i.e. share certificates or scripless) and cannot request to change the form of return of the shares.

6.  Determination of the Tender Offer Price

6.1.Methods of Determining the Tender Offer Price

The Offer Price of THB 2.70 (based on the average closing of the foreign currency exchange rate of USD1 = THB 33.959 on November 7, 2007 as provided by the Bank of Thailand) is the price at which the Offeror acquired 1,341,064,623 shares of the Target's ordinary shares pursuant to the Share Sale and Purchase Agreement dated August 29, 2007, with at total value of USD106.50 million or approximately USD0.07941 per share with a total value translated to Thai Baht of THB 3,616.63 million. The Offeror has not acquired any shares in the past 90 days outside of the agreement, other than the 1,341,064,623 shares acquired in pursuant to the Agreement dated August 29, 2007.

6.2. The Highest Price At Which the Offeror or the Person(s) Pursuant to Section 258 acquired the Shares of the Company During the Period of 90 Days before the Submission of the Tender Offer Form to the SEC

The price of USD0.07941 THB 2.70 per share is the highest price at which the Offeror or the person under Section 258 acquired the Company's shares during the period of 90 days before the submission of the Tender Offer to the SEC.

7.  Acquisition of Shares Prior to Making the Tender Offer
(applicable only to the case of partial tender offer in pursuant to Chapter 5 of the SEC Notification Kor. Jor.53/2002)

- Not Applicable -

                                     Part 5
                          Certification of Information


We hereby certify that:

(1) We are committed to execute this Tender Offer;

(2) The offer price in this Tender Offer complies with the provisions in the SEC Notification No. Kor. Jor. 53/2002;

(3) We truly intend to proceed with the plan, which we have specified in this Tender Offer; and

(4) All information contained in this Tender Offer statement is correct and accurate without information that may be misleading and no concealment is made on any material information that should be disclosed.


                                      (Signature)            Mr. Teppei Watanabe
                                                           (Mr. Teppei Watanabe)
                                                       Authorized Representative
                                                                 TDK Corporation
                                                                  Tender Offeror

We, as the Tender Offer Preparer, have complied with the requirements as prescribed in the SEC Notification governing the approval of financial advisors and scope of operation, and hereby certify that :

(1) We have reviewed and thus considered that the information regarding the Offeror disclosed in this Tender Offer is accurate and complete, and there is no information that may lead other persons to misunderstand in any material respect, as well as there is no concealment of any material information that should be disclosed;

(2) We have reviewed the financial evidence and consider that the Offeror can fulfill the obligations under the above Tender Offer;

(3) We have reviewed the Offeror's business policy and plan for the MPT, as per Clause 2 of Part 3 regarding details of the MPT and consider that :

   (a)The Offeror is capable of implementing the policies and plan of business operations as mentioned;

   (b)The assumptions for determining the policies and plan for business operation is reasonable; and

   (c)The effects on MPT or the securities holders are clearly and adequately explained;

(4) We have examined the evidence of the acquisition of MPT's securities by the Offeror and/or the persons prescribed under Section 258 during the 90 days period before the submission of the Tender Offer and the Offering Price, and there is no cause to believe that the Offering Price made is inconsistent with the SEC's Notification No. Kor.Chor. 53/2002; and

(5) We have carefully and prudently studied and reviewed the completeness and accuracy of the information contained in this Tender Offer and view that the information is complete and correct, and there is no misleading information in any material respect and there is no concealment of any material information.

                                     (Signature)           Mr. Pises Sethsathira
                                                         (Mr. Pises Sethsathira)
                                                               Managing Director
                                           Trinity Advisory 2001 Company Limited
                                                           Tender Offer Preparer






          Corrections to the Tender Offer for Securities (Form 247-4)
                                 (Translation)



Below are the corrections to the date of the cover letter, "Date of Submission of the Tender Offer," the "Tender Offer Period" and "Period that Securities Holders Can Revoke Their Tendered Shares" according to the Tender Offer for Securities (and related Appendices) of Magnecomp Precision Technology Public Company Limited:

   -Date of the cover letter from November 16, 2007 amended to November 15, 2007.

   -"Date of Submission of the Tender Offer" from November 16, 2007amended to November 15, 2007.

   -Amendment of the Tender Offer Period from the existing period of "November 19, 2007 to December 25, 2007" to the newly amended period of "November 16, 2007to December 25, 2007," for a total Tender Offer Period of not less than 25 business days.

   -Amendment of the Period that Securities Holders Can Revoke Their
    Tendered Shares from the existing period of "November 19, 2007 to December 18, 2007" to the newly amended period of "November 16, 2007to December 18, 2007," for a total of not less than 20 business days.


These Corrections to the Tender Offer for Securities (Form 247-4) are considered a part of the Tender Offer for Securities (and related Appendices) of Magnecomp Precision Technology Public Company Limited.